                                 United States
                       Securities and Exchange Commission
                              Washington, DC 20549

                                    FORM 6-K
                        Report of Foreign Private Issuer
          Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange
                                  Act of 1934

       Date of Report (Date of earliest event reported):  March 31, 2001

                        SILVERLINE TECHNOLOGIES LIMITED
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                (Translation of registrant's name into English)

                               Republic of India
                (Jurisdiction of incorporation or organization)

                                Unit 121, SDF IV
                             SEEPZ, Andheri (East)
                             Mumbai (Bombay) 400096
                                     India
                                (91) 22-829-1950
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F. Form 20F  X   Form 40 F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ______  No   X


If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: June 12, 2001           SILVERLINE TECHNOLOGIES LIMITED

                              By: /s/ Ravi Subramanian

                              Sd/- Ravi Subramanian
                              ----------------------------------------
                              Name: Ravi Subramanian
                              Title: Chairman

                       [LOGO OF SILVERLINE TECHNOLOGIES]


For Immediate Release

Silverline Technologies Posts Record Revenues of $155 million (Rs. 707 crores),
  Net Profit of $27 million (Rs.122 crores), and EPS of $0.36 (Rs. 16.88) for
                       Twelve Months Ended March 31, 2001

 Company provides guidance for FY 2002: Revenues of $190-$210 million (Rs.900 -
     Rs.1000 crores) and EBITDA of $32-$37 million (Rs.150 - Rs.175 crores)


Mumbai, India and Piscataway, NJ (May 30, 2001): Silverline Technologies (BSE - SLVR; NYSE - SLT and SLT Pr), an international software development and integration services firm, today announced record financial results for the three- and twelve-month periods ended March 31, 2001.

Note: Currency exchange rate at Rs. 43.30 for the 12 months ended March 31,
----
2000; Rs.45.74/$ for 12 months ended March 31, 2001, and Rs.47/$ in fiscal 2002. Consolidated results are unaudited.


Highlights

Corresponding analysis for twelve months ended March 2001 vs. March 2000
------------------------------------------------------------------------

o Revenues grew by 52% to $154.6 million (Rs.707crores) compared to $101.6 million (Rs.440 crores)

o EBITDA increased to $34.8 million (Rs.159 crores) compared to $28.8 million (Rs.125 crores) in the prior twelve months

o Net Income grew by 41% to $26.6 million (Rs.122 crores) up from $18.8 million (Rs. 80 crores)

o EPS for the twelve months ended March 31, 2001, rose to $0.36 (Rs.16.88) from $0.29 (Rs.12.56); Earnings per ADS (1 ADS = 2 shares) were $0.72 (Rs.38.42), up from $0.58 (Rs.25.11)


Corresponding analysis for quarter ended March 2001 vs. March 2000
------------------------------------------------------------------

o Revenues grew by 41% to $43.7 million (Rs.200 crores), compared to $31.0 million (Rs.134 crores) in the corresponding period last year

o EBITDA was $10.0 million (Rs.46 crores) compared to $9.2 million (Rs.40 crores) for the same period a year back

o Net Income was $5.0 million (Rs.23 crores) compared to $5.9 million (Rs.26 crores), primarily due to higher depreciation and amortization

o EPS for this quarter were $0.07 (Rs.3.20) compared to $0.09 (Rs. 3.90) in the last quarter a year back; Earnings per ADS (1 ADS = 2 shares) were $0.14 (Rs.6.40) compared to $0.18 (Rs. 7.79)

Performance guidance for fiscal year 2002
-----------------------------------------

o Revenues for the fiscal year targeted to be in the range of $190 million to $210 million (Approx. Rs. 900 crores - Rs.1000 crores).

o EBITDA for the fiscal year targeted to be $32 million (Rs.150 crores) to $37 million (Rs.175 crores)

o The emphasis will be on consolidating and leveraging the acquisitions, diminishing lower margin consulting engagements, more effective leveraging of our global infrastructure, pursuing larger outsourcing deals, and shifting work offshore.

o Continue business integration and building on core strengths to achieve strong and sustainable long term growth.

Operating highlights
--------------------

o Total headcount at the end of March 31, 2001 for Silverline was 1,621 (excluding SeraNova)

o    Offshore revenue for the quarter was 36% of total revenues

o    Revenue Mix

        o    eBusiness           48%

        o    Mainframe           20%

        o    Client/server       28%

        o    CRM                  4%

o    Revenue by Key Verticals

        o    Financial Services  57%

        o    Telecom             13%

        o    Manufacturing        3%

        o    Others              27%

o    Active clients at the end of the year were 168

"We are glad to report another exciting year for Silverline," said Shankar Iyer, CEO of Silverline. "We greatly expanded Silverline's global presence, increased our client roster, shifted more business to offshore, augmented our delivery assets, and successfully consummated strategic acquisitions in the US,

Canada and Hong Kong. Today, Silverline has offices in 11 countries, offers a complete suite of end-to-end solutions, and worldwide employs approximately 2600 people who have contributed significantly to our success. We have embarked on a program designed to help us realize organizational synergies and rationalize costs by optimally utilizing internal resources as well as eliminating non-strategic expenditures. Overall, we remain confident in our business model and our strategic direction," continued Mr. Iyer.

The Company's acquisition of SeraNova, announced on October 27, 2000, was completed on March 6, 2001. Silverline's consolidated performance includes only partial contribution from SeraNova for the quarter ended March 31, 2001.

Mr. Iyer noted, "During fiscal year 2001, we made significant strategic acquisitions, the largest one of those being SeraNova. These acquisitions allowed us to improve our access at higher levels within enterprises, strengthened our vertical industry capabilities, and provided greater opportunities to shift work offshore. We have progressed our operation and business development integration with SeraNova, and today present a unified and compelling proposal to clients looking for depth in legacy and eBusiness technologies. We have already achieved success at cross-selling our expanded capabilities to each other's client base, particularly within our largest clients. To reflect the new infusion of talent and energy, our new expanded capabilities, and our global branding, we launched our new Silverline logo during the quarter."

Mr. Iyer commented on the business outlook, "The current business environment in the US can best be described as challenging. However, we are discovering that the offshore outsourcing message is being well received within the large enterprises, even though customers are taking longer to decide on strategic offshore outsourcing deals. eBusiness in the form that we knew last year has been transformed. Our business opportunities have shifted from purely eBusiness projects to opportunities that require a wider spectrum of skills across multiple technologies. In this context, we continue to focus on driving profitability by continuing to shift our delivery offshore, downsizing lower-margin at-site businesses while retaining areas where the possibility to expand into higher-value added projects exists. In this scenario, we have a target to post revenues of approximately $200 million or Rs.1000 crores for fiscal 2001." This is a forward-looking statement.

Conference Call Details: Silverline management will discuss the results on a conference call tomorrow, May 31, 2001 at 9:00am ET (6:30pm IST). US toll free dial-in: 1 800-818-5264; International toll dial-in +1 913 981 4910; India callers toll free, listen-only: 1 600 338 093/4. A replay of the call will be available from 4pm May 31 through midnight Wednesday, June 6. Replay US/International dial-in: +1 719-457-0820 - passcode: 760585.

Investor Contacts:

US - Peggy Coleman, Silverline Technologies:         +1-732-584-5300
US - Wendel Carson, Brunswick:                       +1-212-333-3810
India - Shiv Muttoo, Citigate Dewe Rogerson:         +91-22-284-2728

Media Contact:
US - Richard Bevis, Silverline Technologies:         +1-732-584-5828
India - Lawrence Alfonso, Silverline Technologies    +91-40-324-0189


About Silverline

Silverline Technologies Limited (NYSE: SLT and SLT Pr) is an international software development and integration services firm, with over 2,600 software professionals world-wide. Silverline provides a comprehensive set of eBusiness consulting and IT services, including strategic consulting, creative design, technology integration and implementation, as well as management and maintenance of Internet and legacy applications.

Silverline focuses primarily on Global 2000 clients in key industry sectors, such as automotive/discrete manufacturing, financial services, healthcare/insurance, technology and telecommunications. The Company also has extensive experience in technologies such as mobile and wireless applications, ePayments and enterprise information portals, as well as in business processes such as customer relationship management (CRM), eProcurement and online marketplaces, channel management and employee enablement.

Silverline delivers its services through a global network of software development centers. At the heart of the network are core offshore centers in Bangalore, Chennai, Hyderabad and Mumbai, in India, and Cairo, Egypt. These centers support regional development facilities located close to clients throughout North America, Europe and Asia Pacific. With SEI CMM Level 4 and ISO 9001 certified processes, Silverline uses this Global Delivery Model to provide superior service, accelerated delivery and significant cost savings to clients around the world. Visit Silverline on the World Wide Web at www.silverline.com.

                                      ###

NOTE: Silverline, the Silverline `S' logo and 'The Power of Approach' are registered trademarks and SeraNova, the SeraNova logo, `i-team and N/able are service marks of Silverline Technologies Ltd. in the United States and other countries. All other trademarks are the property of their owners.

Safe Harbor Statement

Except for the historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those than may be projected by these forward-looking statements. These risks and uncertainties include, but are not limited to competition, acquisitions, attracting, recruiting and retaining highly skilled employees, technology, law and regulatory policy and managing risks associated with customer projects as well as other risks detailed in the reports filed by Silverline Technologies Limited with the Securities and Exchange Commission. Silverline undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

                                                SILVERLINE TECHNOLOGIES LTD.
                                                  STATEMENT OF OPERATIONS
                                                  (unaudited and in US $)

                                   QUARTER ENDED       QUARTER ENDED      QUARTER ENDED 31,    TWELVE MONTHS    TWELVE MONTHS
                                     31, MARCH           31, MARCH            DECEMBER           ENDED 31,        ENDED 31,
                                                                                                  MARCH            MARCH
                                        2001               2000                 2000               2001             2000
                                     ----------         ----------           ----------        -----------      -----------
Revenues                             43,703,320         30,998,158           41,192,000        154,661,566      101,578,271

Cost of Revenues                     22,275,392         16,112,368           22,876,055         82,807,488       56,464,741
Gross Profit                         21,427,928         14,885,790           18,315,945         71,854,078       45,113,530

Selling, General and                 11,429,773          5,688,153           11,573,000         37,057,679       16,264,209
 Administrative Expenses


EBITDA                                9,998,155          9,197,637            6,742,945         34,796,399       28,849,321

Deferred Stock Compensation
 Amortization                          (225,000)           861,640               57,380            809,347        1,393,640

Depreciation                          2,388,190            697,544            1,203,800          9,130,984        4,011,056
Amortization                          1,304,637            241,918            1,875,481                  -                -

Other Income (Expenses), Net           (539,412)          (283,755)           1,405,236          4,178,756       (1,119,431)

Pre-tax Income                        5,990,915          7,112,780            5,011,520         29,034,824       22,325,194

Provision for Income Taxes              948,000          1,229,993           (1,257,804)         2,393,872        3,440,381


Net Income                            5,042,915          5,882,787            6,269,324         26,640,952       18,884,813

Cash EPS *
----------
Fully Diluted Cash EPS                     0.11               0.10                 0.13                  -                -
Fully Diluted Cash Earnings                0.22               0.20                 0.26                  -                -
 per ADS
EPS
---
Basic EPS                                  0.07               0.09                 0.09               0.36             0.29
Diluted EPS                                0.07               0.09                 0.09               0.36             0.29

Basic Earnings Per ADS                     0.14               0.18                 0.18               0.72             0.58
Diluted Earnings Per ADS                   0.14               0.18                 0.18               0.72             0.58

Shares Outstanding                   76,659,690         66,296,776           69,655,444         72,122,389       65,610,505
(2 shares = 1 ADS)


*cash earnings computed as Net Income plus Amortization, and Tax-effected Depreciation
The Basic and Diluted EPS as of Twelve Months Ended
March 31, 2001 is computed as follows:

$26,640,952
----------- = $0.36
 72,122,389

This EPS was incorrectly computed at $0.42 in the earlier press release of May 30, 2001.

Notes:

1. The above results have been approved and taken on record by the Board of Directors at their meeting held on May 30, 2001.

2. The board has recommended a dividend of 12.5% for the year ended March 31, 2001. The underlying equity shares issued in respect of our ADR issue on June 20, 2000 would be entitled to pro-rata dividend.

3. Other income includes the following:
(i) Exchange loss from operations of U.S. $117,544 for the quarter (exchange gain during the corresponding quarter of the previous year of $13,833) due to fluctuations in exchange rates.
(ii) Exchange loss of $26,992 arising during the quarter($ Nil during the corresponding quarter of the previous year) from exchange difference on translations of foreign currency current assets maintained abroad resulting from the ADS issue. Excluding this loss, the net profit after tax is $5,069,907 during the quarter ended March 31, 2001.

4. Financial statements, Equity Share capital & Share Premium:
(i) In terms of approval granted by the shareholders at the Extra-ordinary General Meeting held on January 12, 2000, the company issued 4,350,000 American Depositary Shares (ADS) at a price of US $25 per share. Each ADS represents 2 underlying equity shares of the company. The ADSs were listed for trading on the New York Stock Exchange on June 20, 2000. Consequently the company's stockholder's equity and additional paid in capital increased by $1,944,134 and $106,805,866 respectively.
(ii) In terms of the approval granted by the shareholders at the Extra-ordinary General Meeting held on February 20, 2001, the company acquired the entire share capital of SeraNova, Inc., USA, through an ADR swap by issue of 6,227,442 ADSs to the share holders of SeraNova Inc USA. Each ADS represents 2 underlying equity shares of the company. The ADS(s) were listed for trading on the New York Stock exchange on March 07, 2001. Consequently the company's paid up share capital and share premium increased by $2,677,318 & $36,555,567 respectively.

5. Acquisitions/Additional investments:
In addition to the acquisitions/additional investments reported earlier, during the current quarter under report:
(i) The company made additional investments of US $19,166,833 in the common stock of it's wholly owned subsidiary Silverline Technologies Inc., USA for expansion of company's sales & marketing operations and the consequent working capital requirements. The company thus acquired 20,719 additional common stock of Silverline Technologies Inc., USA.
(ii) The company acquired the entire share capital of SeraNova Inc., USA, a Nasdaq listed, global provider of Internet and E-Commerce solutions, through an ADR swap. The company issued 6,277,442 ADSs (1 ADS equals 2 equity shares) to the shareholders of SeraNova Inc., in the ratio of 0.35 ADS of the company for each common stock of SeraNova Inc.
The acquisition was carried out through a forward merger mechanism under the laws of USA. This transaction was approved at the Extra-ordinary General Meeting held on February 20, 2001.

6. Employee Stock Options
(i) In terms of the approval granted by the members at the Annual General Meeting held on September 28, 2000, the company granted 700,000 stock options to the resident Indian employees on April 16, 2001, under an Indian stock option plan II. All options under the plan will be exercisable for equity shares, on one to one basis, at an exercise the options from the date of vesting.
(ii) Pursuant to the acquisition of SeraNova Inc., USA and in terms of the approval granted by the members at the Extra Ordinary General Meeting held on February 20, 2001, the company granted 2,000,000 stock options on April 16, 2001, to the employees of SeraNova Inc., USA and it's subsidiary, in exchange for options held by them in SeraNova Inc., USA, under an ADR linked stock option plan II. All options under the plan will be exercisable for ADSs, on one to one basis (each ADS equal to 2 underlying equity shares), at a price of US $2.95 per ADS, being the market price of the company's ADS on the date of grant of the options. The employee have five years to exercise the options from the date of vesting.
(iii) In terms of the approval granted by the members at the Extra Ordinary General Meeting held on February 20, 2001, the company granted 1,000,000 stock options on April 16, 2001, to the employees of its subsidiaries, under an ADR linked stock option plan III. All options under the plan will be exercisable for ADSs, on one to one basis (each ADS equal to 2 equity shares), at an exercise price of US $2.95 per ADS, being the market price of the company's ADS on the date of grant of the options. The employee have five years to exercise the options from the date of vesting.

7. Basic & Diluted Earnings per share (EPS) have been calculated on income after taxes but before extraordinary items.

Place: Mumbai                               On behalf of the Board of Directors
                                              For Silverline Technologies Ltd.
Date: May 30, 2001                          Krishnakumar Subramanian
                                            Vice Chairman

SILVERLINE TECHNOLOGIES LTD
----------------------------

Auditied financial results for the year ended March 31, 2001
-------------------------------------------------------------

                                                                    (Rs in Lacs)

--------------------------------------------------------------------------------------------------
                                            Quarter ended               Audited for the year ended
                                            --------------              --------------------------

                                     31.03.2001         31.03.2000        31.03.2001      31.03.2000
----------------------------------------------------------------------------------------------------

 1      Net sales                      6,104.75           5,695.68         27,271.81       19,528.23

 2      Other income                     604.27              75.55          3,663.98          418.72

 3      Total Income                   6,709.02           5,771.23         30.935.79       19,946.95

 4      Staff cost                       716.03             611.78          2,829.14        2,023.94

 5      Software development
        expenses (overseas)            2,711.51           2,287.31         11,267.47        8,022.33

 6      Other expenditure                449.86             667.39          2,271.49        1,898.64

 7      Total expenditure              3,877.40           3,566.48         16,368.10       11,944.91

 8      Operating profits (PBDIT)      2,831.62           2,204.75         14,567.69        8,002.04

 9      Finance charges                   10.67              (0.97)            95.77          148.22

 10     Depreciation                     281.23             215.63          1,025.40          798.79

 11     Profit before tax              2,539.72           1,990.09         13,446.52        7.055.03

 12     Provision for taxation           235.00               1.00            300.00            1.00

 13     Profit after tax before
        extraordinary items            2,304.72           1,989.09          3,146.52        7,054.03

 14     Extraordinary items                 -                45.59               -            (38.41)

 15     Net profit after tax and
        extraordinary items            2,304.72           2,034.68         13,146.52        7,015,62

 16     Paid-up equity
        share capital                  8,565.49           6,450.00          8,565.49        6,450.00

 17     Reserves excluding
        revaluation reserves                                               11,138.00       39,012.59

 18     Earnings per share (EPS) in
                        Rs-Basic           3.19               3.37             18.22           11.96
                           -Diluted        2.69               3.15             15.35           10.88



Notes:

1. The above results have been approved and taken on record by the Board of Directors at their meeting held on May 30, 2001.

2. The Board has recommended a dividend of 12.5% for the year ended March 31, 2001. The underlying equity shares issued in respect of our ADR issue on 20th June, 2000 would be entitled to pro-rata dividend.

3. Other income includes the following:

(i) Exchange gain from operations of Rs. 689.39 lacs for the year (Rs. 81.98 lacs during the previous year)
(ii) Rs. 1,055.08 lacs exchange gain arising during the year (Rs. Nil during the previous year) from differences on translation of foreign currency current assets maintained abroad resulting from the ADS issue. Excluding these profits, the net profit after tax is Rs. 12,091.45 lacs during the year ended March 31, 2001.

4. Financial statements, Equity Share Capital & Share Premium
(i) The company's financial statements have been restated to comply with Generally Accepted Accounting Practices of United States Of America which relate to depreciation/amortization, which are not considered in above information.
(ii) In terms of approval granted by the shareholders at the Extraordinary General Meeting held on January 12, 2000, the company issued 4,350,000 American Depositary Shares (ADS) at a price of US$ 25 per share. Each ADS represents 2 underlying equity shares of the company. The ADSs were listed for trading on the New York Stock Exchange on June 20, 2000. Consequently the company's paid-up share capital & share premium increased by Rs. 87,000,000 and Rs. 4,770,862,500 respectively.
(iii) In terms of the approval granted by the shareholders at the Extraordinary General Meeting held on February 20, 2001, the company acquired the entire share capital of SeraNova Inc., USA, through an ADR swap by issue of 6,227,442 ADSs to the shareholders of SeraNova Inc. USA. Each ADS represents 2 underlying equity shares of the company. The ADSs were listed for trading on the New York stock exchange on March 07, 2001. Consequently the company's paid up share capital and share premium increased by Rs. 124,548,840 & Rs. 1,700,564,970 respectively.

5. Acquisitions/Additional investments
In addition to the acquisitions/additional investments reported earlier, during the current quarter under report:
(i) The company made additional investments of US$ 19,166,833 in the common stock of its wholly owned subsidiary Silverline Technologies Inc., USA for expansion of company's sales & marketing operations and the consequent working capital requirements. The Company was issued 20,719 additional common stock of Silverline Technologies Inc., USA
(ii) The company acquired the entire share capital of SeraNova Inc, USA, a Nasdaq listed, global provided of Internet and E-Commerce solutions, through an ADR swap. The company Issued 6,227,442 ADSs (1 ADS equals 2 equity shares) to the shareholders of SeraNova Inc., in the ratio of 0.35 ADS of the company for each common stock of SeraNova Inc. The acquisition was carried out through a forward merger mechanism under the laws of USA. This transaction was approved at the Extraordinary General Meeting held on February 20, 2001.

6. Employee Stock Options
(i) In terms of the approval granted by the members at the Annual General Meeting held on September 28, 2000, the company granted 700,000 stock options to the resident Indian employees on April 16, 2001, under an Indian stock option plan II. All options under the plan will be exercisable for equity shares, on one to one basis, at an exercise price of Rs. 61/- being the market price of the company's equity shares on the date of grant of the options. The employees have one year to exercise the options from the date of vesting.
(ii) Pursuant to the acquisition of SeraNova Inc., USA and in terms of the approval granted by the members at the Extraordinary General Meeting held on February 20, 2001, the company granted 2,000,000 stock options on April 16, 2001, to the employees of SeraNova Inc., USA and it's subsidiary, in exchange for options held by them in SeraNova Inc., USA, under an ADR linked stock option plan II. All options under the plan will be exercisable for ADSs, on one to one basis (each ADS equal to 2 equity shares), at an exercise price of US$ 2.95 per ADS, being the market price of the company's ADS on the date of grant of the options. The employees have five years to exercise the options from the date of vesting.
(iii) In terms of the approval granted by the members at the Extra Ordinary General Meeting held on February 20, 2001, the company granted 1,000,000 stock options on April 16, 2001, to the employees of its subsidiaries, under an ADR linked stock option plan III. All options under the plan will be exercisable for ADSs, on one to one basis (each ADS equal to 2 equity shares), at an exercise price of US$ 2.95 per ADS, being the market price of the company's ADS on the date of grant of the options. The employee have five years to exercise the options from the date of vesting.

7. Basic & Diluted Earnings per share (EPS) have been calculated on income after taxes but before extraordinary items.

Place: Mumbai                          On behalf of the Board of Directors
Date:  May 30, 2001.                    For Silverline Technologies Ltd.
                                        Krishnakumar Subramanian
                                        Vice Chairman